CUSIP NO. 632307104	13D	Page 1 of 15

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Natera, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

632307104

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan J. Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton St., Redwood City, CA  94063

(650) 321-2400

May 5, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 632307104	13D	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VIII, L.P. (“SVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,550,280 shares, except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”) and Dr. James I. Healy (“Healy”), the managing members of SM VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,550,280 shares, except that SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power and Powell and Healy, the managing members of SM VIII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,550,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.0%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 632307104	13D	Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,550,280 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell and Healy, the managing members of SM VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,550,280 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell and Healy, the managing members of SM VIII, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,550,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.0%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 632307104	13D	Page 4 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,550,280 shares, except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Powell and Healy, the managing members of SM IX, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,550,280 shares, except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell and Healy, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,550,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.0%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 632307104	13D	Page 5 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,550,280 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell and Healy, the managing members of SM IX, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,550,280 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell and Healy, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,550,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.0%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 632307104	13D	Page 6 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		3,100,560 shares, of which 1,550,280 are owned directly by SVP VIII and 1,550,280 are owned directly by SVP IX. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power of the shares owned directly by SVP VIII. SM IX, the general partner of SVP IX, may be deemed to have sole voting power of the shares owned directly by SVP IX. Powell, a managing member of each of SM VIII and SM IX, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		3,100,560 shares, of which 1,550,280 are owned directly by SVP VIII and 1,550,280 are owned directly by SVP IX. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power of the shares owned directly by SVP VIII. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power of the shares owned directly by SVP IX. Powell, a managing member of each of SM VIII and SM IX, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,100,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.0%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 632307104	13D	Page 7 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,785 (including 11,169 shares represented by options exercisable in full immediately)
8	SHARED VOTING POWER
		3,100,560 shares, of which 1,550,280 are owned directly by SVP VIII and 1,550,280 are owned directly by SVP IX. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power of the shares owned directly by SVP VIII. SM IX, the general partner of SVP IX, may be deemed to have sole voting power of the shares owned directly by SVP IX. Healy, a managing member of each of SM VIII and SM IX and a director of the Issuer, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 40,785 (including 11,169 shares represented by options exercisable in full immediately)
10	SHARED DISPOSITIVE POWER
		3,100,560 shares, of which 1,550,280 are owned directly by SVP VIII and 1,550,280 are owned directly by SVP IX. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power of the shares owned directly by SVP VIII. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power of the shares owned directly by SVP IX. Healy, a managing member of each of SM VIII and SM IX and a director of the Issuer, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,141,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.1%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 632307104	13D	Page 8 of 15

Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates the Statement on Schedule 13D that was originally filed on July 13, 2015 and amended February 12, 2019 (as amended, the “Original Schedule 13D”). This Amendment No. 2 relates to the beneficial ownership of common stock, $0.0001 par value per share (“Common Stock”), of Natera, Inc., a Delaware corporation (“Issuer”). This Amendment No. 2 is being filed by Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”), Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”), Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), Dr. Michael F. Powell (“Powell”) and Dr. James I. Healy (“Healy” and collectively with SVP VIII, SM VIII, SVP IX, SM IX, and Powell, the “Reporting Persons”). This Amendment No. 2 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons due to dilution caused by the Issuer’s additional sales of Common Stock from time to time since the date of the filing of the Original Schedule 13D. The Issuer reported outstanding Common Stock in the Issuer’s Form 10-Q filed on May 10, 2019 causing a decrease in aggregate percentage ownership by the Reporting Persons to an aggregate percentage ownership below five percent (5%).

ITEM 1.	SECURITY AND ISSUER.

(a)          The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)          The Issuer’s principal executive offices are located at 201 Industrial Road, Suite #410, San Carlos, California 94070.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)          The persons and entities filing this Schedule 13D are SVP VIII, SM VIII, SVP IX, SM IX, Powell, and Healy. SM VIII, the general partner of SVP VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VIII. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX. Dr. Anand Mehra, a reporting person on the Original Schedule 13D, is no longer a managing member of SM VIII or SM IX, and accordingly, is no longer a reporting person on this Amendment No. 2.

(b)          The address of the principal place of business for each of the Reporting Persons is Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)          The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of SVP VIII and SVP IX is to make investments in private and public companies, and the principal business of each of SM VIII and SM IX is to serve as the general partner of SVP VIII and SVP IX, respectively. Powell and Healy are the managing members of each of SM VIII and SM IX. Healy is a director of the Issuer.

(d)          During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          SVP VIII and SVP IX are Delaware limited partnerships. SM VIII and SM IX are Delaware limited liability companies. Powell and Healy are U.S. citizens.

CUSIP NO. 632307104	13D	Page 9 of 15

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In November 2014, SVP VIII entered into a Series F preferred stock purchase agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 1,175,280 shares of Series F preferred stock for a purchase price of $12.76 per share, or $14,999,997.56 in the aggregate.

In November 2014, SVP IX entered into a Series F preferred stock purchase agreement pursuant to which SVP IX acquired from the Issuer an aggregate 1,175,280 shares of Series F preferred stock for a purchase price of $12.76 per share, or $14,999,997.56 in the aggregate.

The Issuer’s board of directors and stockholders approved a 1-for-1.63 reverse split of capital stock, which was effected on June 19, 2015. All references to common stock, options to purchase common stock, restricted stock, share data, per share data, warrants, convertible preferred stock and related information have been retroactively adjusted where applicable in this Schedule 13D to reflect the reverse stock split of capital stock as if it had occurred at the beginning of the earliest period presented.

In connection with the Issuer’s initial public offering of Common Stock (the “Offering”), SVP VIII purchased 175,000 shares of Common Stock at $18.00 per share, or $3,150,000 in the aggregate, and SVP IX purchased 175,000 shares of Common Stock at $18.00 per share, or $3,150,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on July 1, 2015 with the Securities and Exchange Commission (the “Prospectus”).

On July 2, 2015, SVP VIII acquired 200,000 shares of Common Stock in open market purchases at $22.8095 per share, or $4,561,900 in the aggregate, and SVP IX acquired 200,000 shares of Common Stock in open market purchases at $22.8095 per share, or $4,561,900 in the aggregate.

On June 10, 2016, Healy was granted a stock option to buy 11,169 shares of Common Stock at $11.80 per share. Such option shares will vest and become exercisable in full on the earlier of (x) the date that is 12 months following the date of grant (June 10, 2016) or (y) the date of the annual stockholder meeting next following the grant. The option shares will become fully vested and exercisable in the event that the Issuer is subject to a change in control. On January 10, 2020, Healy exercised this stock option in full.

On June 9, 2017, Healy was granted a stock option to buy 11,169 shares of Common Stock at $10.41 per share. Such option shares will vest and become exercisable in full on the earlier of (x) the date that is 12 months following the date of grant (June 9, 2017) or (y) the date of the annual stockholder meeting next following the grant. The option shares will become fully vested and exercisable in the event that the Issuer is subject to a change in control. . On January 10, 2020, Healy exercised this stock option in full.

On September 14, 2018, Healy was granted a stock option to buy 11,169 shares of Common Stock at $24.42 per share. Such option shares will vest and become exercisable in full on the earlier of (x) the date that is 12 months following the date of grant (September 14, 2018) or (y) the date of the annual stockholder meeting next following the grant. The option shares will become fully vested and exercisable in the event that the Issuer is subject to a change in control.

On September 14, 2018, Healy was granted 5,785 Restricted Stock Units from the Issuer. Each Restricted Stock Unit (“RSU”) represents a contingent right to receive one share of the Common Stock of the Issuer. The RSUs will vest and become exercisable in full on the earlier of (x) the date that is 12 months following the date of grant (September 14, 2018) or (y) the date of the annual stockholder meeting next following the grant. The RSU shares will become fully vested and exercisable in the event that the Issuer is subject to a change in control. On April 16, 2019, Healy filed an amended Form 4 stating this RSU was not granted on September 14, 2018 and was reported in error.

On April 12, 2019, Healy was granted 7,278 RSUs from the Issuer. The RSUs will vest and become exercisable in full on the earlier of (x) the date that is 12 months following the date of grant (April 12, 2019) or (y) the date of the annual stockholder meeting next following the grant. The RSU shares will become fully vested and exercisable in the event that the Issuer is subject to a change in control. On May 16, 2019, Healy exercised this RSU in full.

CUSIP NO. 632307104	13D	Page 10 of 15

On May 24, 2019, Healy was granted a stock option to buy 22,000 shares of Common Stock at $22.83 per share. Such option shares will vest and become exercisable in full on the earlier of (x) the date that is 12 months following the date of grant (May 24, 2019) or (y) the date of the annual stockholder meeting next following the grant. The option shares will become fully vested and exercisable in the event that the Issuer is subject to a change in control.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)       Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 77,528,812 Common Stock outstanding as of October 31, 2019 as reported by the Issuer in its Form 10-Q filed on October 31, 2019.

(c)          Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)          Under certain circumstances set forth in each of the limited partnership agreements of SVP VIII and SVP IX, the general partner and limited partners of each of SVP VIII and SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)          The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s shares as of May 2, 2019.

CUSIP NO. 632307104	13D	Page 11 of 15

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Lock-Up Agreement (the “Lock-Up Agreement”) entered into with underwriters of the Offering, certain of the Reporting Persons have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock or enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of Common Stock during the period from the date of the Prospectus continuing through the date 180 days after the date of the Prospectus, except with the prior written consent of Morgan Stanley & Co. LLC.  The Lock-Up Agreement is more fully described in the Prospectus, and the form of Lock-Up Agreement is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on June 22, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-204622).

Certain of the Reporting Persons are party to an Investors’ Rights Agreement among the Issuer, such Reporting Persons and other shareholders. Subject to the terms of such Investors’ Rights Agreement, holders of Common Stock having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. Such Investors’ Rights Agreement, dated November 20, 2014 described in Item 6, was filed on June 1, 2015 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-204622), and is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus, and the form of Indemnification Agreement is incorporated herein by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 filed on June 1, 2015 (File No. 333-204622).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on June 22, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-204622).
EXHIBIT D	Investors’ Rights Agreement, dated November 20, 2014 described in Item 6, filed on June 1, 2015 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-204622), and incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement for board members and senior management, filed on June 22, 2015 as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-204622), and incorporated herein by reference.

CUSIP NO. 632307104	13D	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2020

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 632307104	13D	Page 13 of 15

EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing.
B	Power of Attorney
C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on June 22, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-204622).
D	Investors’ Rights Agreement, dated November 20, 2014 described in Item 6, filed on June 1, 2015 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-204622), and incorporated herein by reference.
E	Form of Indemnification Agreement for board members and senior management, filed on June 22, 2015 as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-204622), and incorporated herein by reference.

CUSIP NO. 632307104	13D	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Natera, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:	February 12, 2020

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 632307104	13D	Page 15 of 15

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.